UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONTEXTLOGIC, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21077C107

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 21077C107

1.	NAMES OF REPORTING PERSONS Formation8 Partners Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,859,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,859,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,859,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by F8 LP (as defined in Item 2(a) of the Original Schedule). F8 GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of F8 LP. James Kim, Brian Koo and Joe Lonsdale are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.

(2)	Based on 695,012,154 shares of the Issuer’s Common Stock outstanding as of February 1, 2023, as reported by the Issuer to the Reporting Persons.

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1.	NAMES OF REPORTING PERSONS F8 Starlight II SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 21077C107

1.	NAMES OF REPORTING PERSONS Formation8 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,859,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,859,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,859,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by F8 LP. F8 GP is the general partner of F8 LP. James Kim, Brian Koo and Joe Lonsdale are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.

(2)	Based on 695,012,154 shares of the Issuer’s Common Stock outstanding as of February 1, 2023, as reported by the Issuer to the Reporting Persons.

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CUSIP No. 21077C107

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,116,897 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,116,897 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,897 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by 8VC Co-Invest LP (as defined in Item 2(a) of the Original Schedule 13G). 8VC Co-Invest GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of 8VC Co-Invest LP. Joe Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)	Based on 695,012,154 shares of the Issuer’s Common Stock outstanding as of February 1, 2023, as reported by the Issuer to the Reporting Persons.

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CUSIP No. 21077C107

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,116,897 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,116,897 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,897 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by 8VC Co-Invest LP. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Joe Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)	Based on 695,012,154 shares of the Issuer’s Common Stock outstanding as of February 1, 2023, as reported by the Issuer to the Reporting Persons.

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CUSIP No. 21077C107

1.	NAMES OF REPORTING PERSONS Joe Lonsdale
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,095,380 (1)
	6.	SHARED VOTING POWER 29,859,900 (2)
	7.	SOLE DISPOSITIVE POWER 4,095,380 (1)
	8.	SHARED DISPOSITIVE POWER 29,859,900 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,955,280 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,477,490 shares of the Issuer’s Common Stock held of record by Joe Lonsdale, (ii) 2,116,897 shares of the Issuer’s Common Stock held of record by 8VC Co-Invest LP, (iii) 462,486 shares of the Issuer’s Common Stock held of record by JTL Trust (as defined in item 2(a) of the Original Schedule 13G), (iv) 1,645 shares of the Issuer’s Common Stock held of record by Family Holdings (as defined in item 2(a) of the Original Schedule 13G), (v) 31,422 shares of the Issuer’s Common Stock held of record by Roth IRA (as defined in item 2(a) of the Original Schedule 13G) and (vi) 5,440 shares of the Issuer’s Common Stock held of record by TVP (as defined in item 2(a) of the Original Schedule 13G).

(2)

All such shares are held of record by F8 LP. F8 GP is the general partner of F8 LP. James Kim, Brian Koo and Joe Lonsdale are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.

(3)	Based on 695,012,154 shares of the Issuer’s Common Stock outstanding as of February 1, 2023, as reported by the Issuer to the Reporting Persons.

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CUSIP No. 21077C107

Introductory Note:

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 16, 2021 as amended by Amendment No. 1 filed with the Commission on February 14, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b). Address of Issuer’s Principal Executive Offices:

One Sansome Street, 33rd Floor

San Francisco, CA 94104

Item 4. Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

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CUSIP No. 21077C107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

FORMATION8 PARTNERS FUND I, L.P.		FORMATION8 GP, LLC

By:	Formation8 GP, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

8VC CO-INVEST FUND I, L.P.		8VC CO-INVEST GP I, LLC

By:	8VC Co-Invest GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

F8 STARLIGHT II SPV, L.P.

By:	Formation8 GP, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member